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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ---------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
                      AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 14)

                              Hanover Direct, Inc.
                                (Name of Issuer)

                        Common Stock, $0.66-2/3 Par Value
                         (Title of Class of Securities)

                                   44056 10 3
                                 (CUSIP Number)

                          Theodore H. Kruttschnitt, III
                      1730 South El Camino Real, Suite 400
                               San Mateo, CA 94402
                                 (415) 525-9300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 19, 2001
                      (Date of Event Which Requires Filing
                               of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on Following Pages)

                               (Page 1 of 5 pages)
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CUSIP NO. 440506 10 3                 13D                            PAGE 2 OF 5

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Theodore H. Kruttschnitt, III
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                               (b) [ ]
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3.       SEC USE ONLY
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4.       SOURCE OF FUNDS*                                      PF
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)            [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                USA
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NUMBER            7.       SOLE VOTING POWER                          10,074,000
OF                --------------------------------------------------------------
SHARES
BENEFICIALLY      8.       SHARED VOTING POWER                                 0
OWNED             --------------------------------------------------------------
BY
EACH              9.       SOLE DISPOSITIVE POWER                     10,074,000
REPORTING         --------------------------------------------------------------
PERSON
WITH              10.      SHARED DISPOSITIVE POWER                            0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                             10,144,000
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*                                            [ ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 7.3%
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14.      TYPE OF REPORTING PERSON*                                            IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP NO. 440506 10 3                 13D                            PAGE 3 OF 5

ITEM 1.           SECURITY AND ISSUER.

         This Amendment No. 14 to Statement on Schedule 13D relates to shares of Common Stock, par value $.66 2/3 per share (the "Common Stock"), of Hanover Direct, Inc., a Delaware corporation and the successor in interest to The Horn & Hardart Company (the "Company"), whose principal executive offices are located at 115 River Road, Edgewater, New Jersey 07020.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a) - (c) Mr. Theodore H. Kruttschnitt, III's principal occupation is investing and his business address is 1730 South El Camino Real, Suite 400, San Mateo, California 94402. Mr. Kruttschnitt was previously, but is no longer, part of a group which included himself, Mr. J. David Hakman and Mr. Edmund R. Manwell. Mr. Kruttschnitt, Mr. Hakman and Mr. Manwell no longer act as a group in connection with their respective shares of Common Stock, and this Amendment No. 14 is being filed solely by Mr. Kruttschnitt.

         (d) - (f) During the last five years, Mr. Kruttschnitt has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Mr. Kruttschnitt is a United States citizen.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         There was no consideration paid in respect of the transactions identified in Item 4 below.

ITEM 4.           PURPOSE OF THE TRANSACTION.

         On December 19, 2001, the Company consummated a transaction with Richemont Finance S.A. ("Richemont"). In the transaction, the Company repurchased from Richemont all of the outstanding shares of the Series A Cumulative Participating Preferred Stock of the Company and 74,098,769 shares of Common Stock owned by Richemont. As a result of this transaction, the number of shares of Common Stock outstanding was reduced by 74,098,769 and the percentage of Common Shares outstanding which are beneficially owned by Mr. Kruttschnitt, as determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended ("Rule 13d-3"), increased.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) After giving effect to the transactions reported herein, Mr. Kruttschnitt is the beneficial owner of 10,144,000 shares of Common Stock of the Company as determined in accordance with Rule 13d-3. The 10,144,000 shares of Common Stock of the Company include fully vested options held by Mr. Kruttschnitt to purchase 70,000 shares of Common Stock of the Company. The 10,144,000 shares of Common Stock represent, in accordance with Rule 13d-3, approximately 7.3% of the approximately 138,215,800 shares of Common Stock outstanding as of May 10, 2002.

         (b) Mr. Kruttschnitt has the sole power to vote and dispose of all his 10,074,000 shares of Common Stock.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.


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CUSIP NO. 440506 10 3                 13D                            PAGE 4 OF 5

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reference is hereby made to Item 4 hereof for a description of certain contracts, arrangements, understandings and relationships relating to the securities of the Company. Except as described therein, Mr. Kruttschnitt has no contract, arrangement, understanding or relations with one or more security holders of the Company or others, with respect to the purchase, holding, voting or disposition of shares of Common Stock or other securities of the Company which are convertible or exercisable into such shares. Mr. Kruttschnitt reserves the right to enter into any such contract, arrangement, understanding or relationship in the future.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         None.

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CUSIP NO. 440506 10 3                 13D                            PAGE 5 OF 5

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 24, 2002

                                              /S/ THEODORE H. KRUTTSCHNITT, III
                                              ----------------------------------
                                                 Theodore H. Kruttschnitt, III